March 2008 Pricing Sheet dated March 24, 2008 relating to Preliminary Terms No. 535 dated February 25, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity-Linked Capital Protected Notes due September 28, 2012
Based on the Performance of a Basket of Ten Commodities
PRICING TERMS – MARCH 24, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$20,100,000
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	March 24, 2008
Original issue date:	March 31, 2008 (5 business days after the pricing date)
Maturity date:	September 28, 2012
Principal protection:	100%
Interest:	None
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	High Grade Primary Aluminum (“aluminum”)	LOAHDY	10%	2,887.00
	Coal – API (“coal”)	API21MON	10%	138.80
	Copper – Grade A (“copper”)	LOCADY	10%	8,240.00
	Corn – CBOT (“corn”)	C 1	10%	524.75
	Gold (“gold”)	GOLDLNPM	10%	926.75
	Natural Gas (“natural gas”)	NG1	10%	9.329
	Platinum (“platinum”)	PLTMLNPM	10%	1,954.00
	Soybeans – CBOT (“soybeans”)	S 1	10%	**
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	CL1	10%	100.86
	Wheat – CBOT (“wheat”)	W 1	10%	1,020.00

*Bloomberg ticker symbols are being provided for reference purposes only. The initial commodity prices have been, and the final average commodity prices will be, determined based on the prices published by the index publisher or the relevant exchange, as applicable.

**Due to a market disruption event with respect to soybeans on the pricing date, the initial commodity price for soybeans will be determined in accordance with the procedures described under the definition of “determination date” in the accompanying prospectus supplement for commodity-linked capital protected notes, which can be accessed via the hyperlink below.  The definitive initial commodity price for soybeans will be provided in an amended pricing sheet.

Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x basket performance x participation rate; provided that the supplemental redemption amount will not be less than zero
Participation rate:	100%
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final average commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:
For any trading day:
aluminum and copper: the official cash offer price per ton (each as stated in U.S. dollars)
coal: the published price per ton (as stated in U.S. dollars)
corn, soybeans and wheat: the official settlement price per bushel (each as stated in U.S. cents)
gold and platinum: the afternoon fixing price per troy ounce (each as stated in U.S. dollars)
natural gas: the official settlement price per million British Thermal Units (as stated in U.S. dollars)
WTI crude oil: the official settlement price per barrel (as stated in U.S. dollars)
For full descriptions please see “Fact Sheet – Commodity price” on page 5 of the accompanying preliminary terms.

Initial commodity price:
The commodity price for the applicable basket commodity on the pricing date, subject to adjustment for each basket commodity individually for non-trading days or in the event of a market disruption event.  See “Basket – Initial commodity price” above.

Final average commodity price:	The arithmetic average of the commodity prices for the applicable basket commodity on each determination date for such basket commodity, as determined on the final determination date.
Determination dates:
With respect to each basket commodity, each trading day during the period from an including August 21, 2012 through and including September 21, 2012 on which there is no market disruption event with respect to such basket commodity.

CUSIP:	6174463X5
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	2.50%	97.50%
Total	$20,100,000	$502,500	$19,597,500
(1)   The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that  investor.  The lowest price payable by an investor is $990 per note.  Please see “Syndicate Information” on page 7 of the accompanying preliminary terms for further details.
(2)   For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 535 dated February 25, 2008
Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.